

March 22, 2012

Via E-mail
Mr. Kenneth A. Lewis
Chief Financial Officer
Franklin Resources Inc.
One Franklin Parkway
San Mateo, California 94403

> **Re: Franklin Resources Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed November 15, 2011**
> **File No. 1-9318**

Dear Mr. Lewis:

We have reviewed your response letter dated February 21, 2012 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations, page 32

1.   We note your responses to our prior comments three and five. However, we continue to believe that you should continue to consider including more specific quantified information regarding your fees by product in future filings to the extent that they materially impact your results. Given that your effective management fee rate is subject to change based on changes in your product mix, additional quantified information may better allow an investor to understand the overall correlation between the variability of your fees and the related revenue you recognize.

2.   We note your response to our prior comment eight and appreciate the additional disclosures you intend to provide. However, it continues to appear to us that you should also include additional disclosures related to your compensation and benefits. We understand that you may not use a ratio to measure or derive your

Mr. Kenneth A. Lewis
Franklin Resources Inc
March 22, 2012
Page 2

compensation and benefits; however, we assume that your compensation and benefits do vary based on your operating revenues, investment management fees and/or AUM. Therefore, we continue to believe that you should include a metric that discusses changes in your compensation and benefits relative to changes in one or more of the above measures or potentially in terms of changes in the number of your employees (i.e. average compensation and benefits per employee) if you believe that would be more meaningful. Please tell us your intentions with regard to this matter and provide us an example of your future disclosure.

Financial Statements and Supplementary Data, page 60
Note 1 – Significant Accounting Policies, page 71
Basis of Presentation, page 71

3.   We note your response to our prior comment nine. With a view towards future disclosure, please clarify for us if you are consolidating the "certain investments in non-variable interest entity limited partnerships and similar structures" because you are the general partner. If you are the general partner, please explain to us how you determined that your risk of loss is limited to your investments. If you are not the general partner, please explain to us how you determined that you have voting control of these limited partnerships.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin at (202) 551-3747, Anne McConnell at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief